SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number 1-16695

NOTIFICATION OF LATE FILING

(Check One):   ☐ Form 10-K    ☐ Form 11-K    ☐ Form 20-F    ☒ Form 10-Q
                          ☐ Form N-SAR

For Period Ended: March 31, 2011

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached  instruction  sheet before  preparing  form.  Please print or type.

Nothing in this form shall be  construed to imply that the  Commission  has verified any information contained herein.

If the  notification  relates  to a portion of the  filing  checked  above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Radient Pharmaceuticals Corporation
Full Name of Registrant

______________________________________________
Former Name if Applicable

2492 Walnut Avenue, Suite 100
Address of Principal Executive Office (Street and Number)

Tustin, California 92780-7039
City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)
The Registrant is unable to file its 10-Q for quarter ended March 31, 2011 in a timely manner because the Registrant is not able to complete its consolidated financial statements without unreasonable effort or expense.

As the Registrant has disclosed in its previous filings, effective September 29, 2009, the Registrant deconsolidated all activity of its subsidiary, Jade Pharmaceuticals Inc. (“JPI”).  This decision was based on several factors, including lack of timely responses from JPI to the Registrant’s requests for financial information.  Unfortunately, the Registrant has still not yet received all information requested from JPI for the December 31, 2010 consolidated financial statements and therefore is unable to finalize the valuation process of JPI, which is required in such statements and therefore have not yet been able to file our Annual Report on Form 10-K for the year ended December 31, 2010 (the “Form 10-K”).  The Registrant cannot complete, or file, the 10-Q for the quarter ended March 31, 2011 until it completes and files the Form 10-K.  The Registrant is vigorously working to file the Form 10-Q by the end of May, but there can be no assurance the 2010 audit will be completed by such date due to the situation described herein to enable the Registrant to file its Form 10-Q by such time.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Akio Ariura, Chief Operating Officer/ Chief Financial Officer	(714) 881-0240
(Name)	(Area Code) (Telephone Number)

(2)
Have all other periodic  reports  required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes   ☒ No

The Registrant has not yet filed its Annual Report on Form 10-K for the year ended December 31, 2010.

(3)
Is it anticipated that any significant change in results of operations from the corresponding  period for the last fiscal year will be reflected by the earnings  statements  to be  included  in the  subject  report  or  portion thereof?

☒ Yes  ☐ No

If so: attach an explanation of the anticipated  change,  both  narratively and  quantitatively,  and, if  appropriate,  state the reasons why a  reasonable estimate of the results cannot be made.

The registrant expects to report a decrease in revenues and an increase in net loss for the three months ended March 31, 2011 as compared to the three months ended March 31, 2010 due to:

•	Increase in interest expense;

•	Loss on extinguishment of debt.

Due to the above factors, the Registrant anticipates an increase in net loss of approximately $9 million.

We shall report the three months ended March 31, 2011 revenues and net loss when we finalize our consolidated financial statements.

The foregoing contains forward-looking statements regarding the Registrant’s anticipated financial results for the three months ended March 31, 2011, which are preliminary and subject to adjustment following completion of financial review procedures. Actual results may differ from the estimates of preliminary results.

Radient Pharmaceuticals Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date: May 17, 2011	By:	/s/ Akio Ariura,
Akio Ariura,
Chief Operating Officer/
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional  misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.  This  form  is  required  by  Rule  12b-25  of the  General  Rules  and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.